

14041105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-65293

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Joseph Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___551 Fifth Avenue, 28thFloor___
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Halpern & Associates, LLC___
(Name - if individual, state last, first, middle name)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL - 9 2014

DIVISION OF TRADING & MARKETS

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)



Joseph Capital LLC

**Financial Statements and
Independent Auditors' Report
December 31, 2013**

Joseph Capital LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
              under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
              Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
              Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
              Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
              Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
              Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
              the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

OATH OR AFFIRMATION

I, _____Michael Ross_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Joseph Capital, LLC_____ , as
of _____December 31_____, 2013_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JOSEPH LEAL
Notary Public - State of New York
NO. 01LE6280873
Qualified in Kings County
My Commission Expires 5/3/17

_____
Notary Public

_____
Signature

President

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Joseph Capital LLC
Index
December 31, 2013



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
   Joseph Capital LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Joseph Capital LLC (the "Company"), and the related notes as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 14, 2014

Joseph Capital LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	90,814
Other assets		5,390
Total assets	$	96,204

Liabilities and Member's Equity

Accrued expenses	$	9,797
Member's equity		86,407
Total liabilities and member's equity	$	96,204

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   Joseph Capital LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Joseph Advisors Ltd. ("Advisors").

   The Company was organized primarily to originate and place private equity transactions and provide capital raising services to the hedge fund industry. In addition, it conducts a referral business which involves making trade recommendations in over-the-counter (OTC) fixed income derivative transactions, as well as sovereign securities, asset-backed securities, listed futures, and volatility products based on the aforementioned products to institutional or very high net worth customers, on a strictly discretionary basis.

   In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

   The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or counterparty with which it conducts business.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and cash equivalents
   The Company considers its investments in money market accounts to be cash equivalents.

   Income Taxes
   The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax purposes.

4



July 9,2014

Dear Customer:

The following is the proof-of-delivery for tracking number **798075402905**.

Delivery Information:

Status:	Delivered	Delivery location:	100 F ST NE WASHINGTON, DC 20549
Signed for by:	W.YARBROUGH	Delivery date:	Mar 4, 2014 14:54
Service type:	FedEx Standard Overnight		
Special Handling:	Deliver Weekday		



Shipping Information:

Tracking number:	798075402905	Ship date:	Feb 28, 2014

Recipient:	Shipper:
Registrations Branch	Maggie Rubino
Securities and Exchange Commission	Integrated Management Solution
100 F Street, NE	39 broadway
Mail Stop 8031	suite 3300
WASHINGTON, DC 20549 US	NEW YORK, NY 10006 US
Reference	JOCA

2.   **Summary of Significant Accounting Policies**

   Income Taxes (continued)

   In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2013.

3.   **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $81,017 which exceeded the required net capital by $76,017.

   The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

4.   **Concentration**

   One customer generated the entire portion of fee income reported in the Statement of Income in 2013.

5.   **Recent Regulatory Developments**

   In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

5. **Recent Regulatory Developments (continued)**

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

6. **Subsequent Events**

In preparing its financial statements, the Company has evaluated subsequent events through the date that they were issued.